Filed Pursuant to Rule 424(b)(3)
Registration No. 333-194280

PROSPECTUS SUPPLEMENT NO. 5 MAY 5, 2015
GRIFFIN CAPITAL ESSENTIAL ASSET REIT II
SUPPLEMENT NO. 5 DATED MAY 5, 2015
TO THE PROSPECTUS DATED DECEMBER 8, 2014
This document supplements, and should be read in conjunction with, the prospectus of Griffin Capital Essential Asset REIT II, Inc. dated December 8, 2014 and Supplement No. 4 thereto dated April 8, 2015. Supplement No. 4 amended and superseded all prior supplements to the prospectus. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to disclose:

•	an update on the status of our offering; and

•	our acquisition of a property located in Mechanicsburg, Pennsylvania.
Status of Our Offering
We commenced the initial public offering of shares of our common stock on July 31, 2014. On September 23, 2014, we reached the minimum offering amount of $2.0 million in sales of shares as a result of a $2.0 million investment by an affiliate of our sponsor, and commenced operations. On November 12, 2014, we announced that we had ceased offering shares of our Class T common stock in our offering, and reallocated the shares being offered such that we are currently offering up to $2.0 billion in shares of Class A common stock in our primary offering and up to $200 million in shares of Class A common stock pursuant to our distribution reinvestment plan. We did not sell any shares of Class T common stock in this offering; however, we reserved the right to reallocate shares among classes of stock, if we elect to offer shares of an additional class in the future.
As of April 24, 2015, we had received gross offering proceeds of approximately $90.0 million from the sale of 9,056,525 Class A shares in our initial public offering, including proceeds raised and shares issued under our distribution reinvestment plan. As of April 24, 2015, approximately $2.1 billion in shares of common stock remained available for sale to the public under our initial public offering, including shares available under our distribution reinvestment plan.
As disclosed in our prospectus, we are currently offering shares of Class A common stock in our public offering, however, we may offer shares of an additional class in the future. Our management is currently exploring and reviewing options for authorizing and offering an additional share class in the future during the current offering period. If authorized, we currently anticipate that this additional share class may have lower initial sales commissions, and may have an ongoing stockholder servicing fee that will be paid over a period of time following a stockholder's initial purchase. We can make no assurances when, or if, any additional share class will be authorized and offered for sale in the future.
Property Acquisition
The following is hereby added to the end of the "Real Estate Investments - Our Properties" section of our prospectus:
AOPC Property
On April 22, 2015, we acquired a single story Class B office property consisting of approximately 56,600 net rentable square feet located in Mechanicsburg, Pennsylvania (the "AOPC property"). The AOPC property is leased in its entirety to the Administrative Office of Pennsylvania Courts ("AOPC"). The purchase price for the AOPC property was approximately $10.1 million, plus closing costs. The purchase price and acquisition fees and expenses earned by and paid to our advisor were funded with proceeds from our public offering and a draw of $6.1 million pursuant to the KeyBank Revolving Credit Facility. Our advisor earned and was paid $202,300 in acquisition fees in connection with the acquisition of the AOPC property. We incurred acquisition expenses of approximately $278,000 in connection with the acquisition of the AOPC property, approximately $72,000 of which were reimbursed or paid to our advisor and approximately $206,000 of which were paid to unaffiliated third parties.
AOPC is a judicial agency of the Commonwealth of Pennsylvania and supports the entire judicial system for the Commonwealth. The Commonwealth of Pennsylvania has an investment grade general obligation credit rating of Aa3 by Moody's (AA- S&P equivalent).
The AOPC property is located seven miles south of Harrisburg, the capital of Pennsylvania. We believe the AOPC property is a business essential facility to the tenant's overall operations due to the operational functions performed therein and the capital invested by the tenant.
The AOPC lease, as amended, is a triple-net lease with a remaining term of approximately 9.3 years upon our acquisition, expiring in June 2024. The current annual base rent is approximately $745,000, with 0.9% average annual rental increases for the remaining duration of the lease. Under the AOPC lease, the tenant has two five-year renewal options at fair market value, and no termination option.
The going-in capitalization rate for the AOPC property is approximately 7.36%. The going-in capitalization rate is determined by dividing the projected net operating income for the first fiscal year we own the property by the acquisition price (exclusive of closing and offering costs). The net operating income is calculated by totaling the sum of all the revenues from the tenant including base rental revenue, parking revenue and expense reimbursement revenue then deducting the total of all the property expenses including utilities, insurance, real estate taxes, repairs and maintenance and all property operating expenses. The projected net operating income includes assumptions that may not be indicative of the actual future performance of a property, including the assumption that the tenant will perform its obligations under its lease agreement during the next 12 months.
Griffin Capital Essential Asset Property Management II, LLC will be responsible for managing the AOPC property and will be paid management fees in an amount of 3% of the gross monthly revenues collected from the AOPC property. Griffin Capital Essential Asset Property Management II, LLC intends to hire an unaffiliated third party to manage the day-to-day operations and will pay such third party a portion of the management fees paid by us, unless such management fee can be recovered from the tenant.

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